5120 Northshore Drive North Little Rock, AR 72118

May 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Office of Trade & Services

Re:	Comment Letter dated May 18, 2022 regarding
Montrose Environmental Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-39394

Ladies and Gentleman:

Montrose Environmental Group, Inc. (the “Company”, “we” or “our”) is in receipt of the comment letter referenced above regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2022. We have endeavored to respond fully to your comments. For ease of reference, the headings and paragraphs below correspond to the headings and comments in the comment letter, with the Staff’s comments presented in bold italicized text, followed by our response to the comment.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis
Segment Results of Operations
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Revenues, page 61

1.
We note your response to prior comment 2. It appears that quantifying the impact of COVID-19 related revenue would be useful for investors to analyze period-over-period changes, in addition to the information provided in your response regarding your availability and prioritization of resources during the period in which COVID-19 specific work was performed. Please provide this information pursuant to Item 303(a) of Regulation S-K which states "The discussion and analysis must focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This includes descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management's assessment to have a material impact on future operations."

Additionally, when addressing the quantification of the impact of a full year of CTEH revenues in your Form 10-K for the fiscal year ended 2021, we note that you make reference to your Quarterly Reports on

Form 10-Q. Pursuant to Instruction 1 to Item 303(b) of Regulation S-K, your discussion should cover the periods covered by the financial statements. Please advise, or revise accordingly.

Response:

We acknowledge the Staff’s comment regarding the quantification of the impact of revenues related to COVID-19 specific work and, in response thereto, confirm that we will include such quantification in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our future filings with the Commission in accordance with Item 303 of Regulation S-K.

We acknowledge the Staff’s comment regarding disclosure of our historical prioritization of resources towards COVID-19 specific work and, in response thereto, confirm that we will include this information in future filings with the Commission in accordance with Item 303 of Regulation S-K similar to the disclosure we included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Quarterly Report on Form 10-Q for the first quarter of 20221.

With respect to the Staff’s comment regarding the quantification of the impact of a full year of CTEH revenues, we respectfully advise the Staff that we referenced our Form 10-Q filings in our response to the Staff’s initial comment because we acquired CTEH effective April 1, 2020, and the impact to our full year of results in 2021 as compared to the prior year was the inclusion of CTEH first quarter revenues in our 2021 consolidated results. Our 10-Q filings for the first quarters of 2021 and 2022, which each quantify CTEH’s results for those periods, therefore provided investors with additional context regarding CTEH’s first quarter revenues following the acquisition. Notwithstanding the foregoing, we respectfully note that the Management’s Discussion and Analysis of Financial Condition and Results of Operations our 2021 Annual Report on Form 10-K did quantify CTEH’s revenue contribution to our results in both 2020 (in the post-acquisition period) and 20212, which we believe is appropriately responsive to the requirements of Item 303 of Regulation S-K as it relates to annual fiscal periods.

Non-GAAP Financial Information, page 72

2.
We note per your response to prior comment 3 that start-up losses and investment in new services "relate to entirely new capabilities and geographies" and your acquisitions are each a "distinct event rather than being part of an ongoing, inter-related sequence of transactions with related costs." While these costs may differ from your day-today activities, it appears that these costs are core to the operations of the company. We also note from your disclosure that you have historically incurred these types of costs and anticipate continuing to incur these costs as part of your growth strategy. Specifically, on page 23 of your Form 10-K, you disclose "[o]ur continued success and growth depend upon our ability to anticipate these challenges and to innovate by enhancing our existing services and developing and successfully implementing new services," and "[a] significant portion of our historical growth has occurred through acquisitions, and we anticipate continued growth through acquisitions in the future." We continue to believe that based on the historical and continuing strategy of implementing new services and acquisitions, these excluded costs represent normal, recurring, cash operating expenses necessary to operate your business. Please advise, or revise accordingly. Refer to Question 100.01 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

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1 “We do however expect that a portion of the lost COVID-19 response revenues will be offset by other CTEH service line revenues as internal resources are freed up from the COVID-19 response work.” Seepage 32 of our 2022 Q1 10-Q.

2 “Revenues from CTEH were $231.5 million in year ended December 31, 2021 as compared to $82.4 million in the year ended December 31, 2020.” See page 56 of our 2021 10-K.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we continue to believe that our non-GAAP adjustments for start-up and acquisition-related costs are appropriate add-backs that do not conflict with Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations. In particular, as noted in the Staff’s comment, these functions do not relate to our day-to-day activities, meaning they are not necessary “to operate [our] business”, as contemplated by the referenced guidance in discussing the types of adjustments that could have the propensity to mislead.

We acknowledge that start-up and acquisition-related activities are part of our growth strategy, as noted in the disclosure cited by the Staff; however, these activities are two among a number of components to our growth strategy. Of note, the disclosure specifically outlining our growth strategies in our 2021 Form 10-K first addresses organic growth, and does so by detailing six different components of our organic growth strategy, before addressing growth by acquisitions3. Further, we do not believe the fact that an activity or function is included in a company’s growth strategy should automatically mean that it is also part of a company’s core operations. Our “core” operations are the provision of environmental services and our success is tied primarily to that; episodic start-up and acquisition events are not critical to our delivery of these services.

We also respectfully note that the disclosure cited by the Staff is taken from our risk factor disclosures specific to acquisitions (Risks Related to Our Acquisition Strategy) and not from the other subsections of our risk factors that more broadly cover risks related to our business. Further, the same risk factor disclosure quoted in the Staff’s comment makes clear that we may not continue making acquisitions4, meaning they are not part of our core business, and that these activities themselves are not part of our day-to-day operations, but rather are discussed as a potential distraction to management away from our core business5.

Regarding any potential for these adjustments to mislead, we separately itemize these costs in our non-GAAP disclosure with clear footnote descriptions that allow investors to easily adjust our calculation of adjusted EBITDA if they so choose. We do not believe that investors are confused or misled by simple adjustments that they can choose to apply or ignore. The adjustments for start-up and acquisition related costs allow investors to model our business with or without these activities, whereas GAAP does not, and our disclosure has warned that the Company may not engage in these activities in the future. Further, in assessing our performance, our Board of Directors and management team focuses on adjusted EBITDA inclusive of the add-backs for start-up and acquisition related costs and publicly disclosing a different version of this performance measure, one not relied upon by the Company, could create investor confusion.

As a result, we continue to believe that adjusting for these amounts is not misleading and provides useful supplemental information to investors in understanding trends in our financial results. We would be happy to arrange a conference call with the Staff to discuss further.

___________________

3 See page 9 of the 2021 10-K addressing growth from the following organic drivers before addressing growth by acquisition: (1) expand existing local relationships into national and international relationships, (2) sell additional environmental services to existing clients, (3) deploy innovative technologies, processes and applications to address unmet client needs, (4) provide sales training and deploy a targeted sales team to drive growth and acquire new clients, (5) build Montrose brand awareness and marketing strategy and (6) capture environmental service opportunities arising from federal, state or provincial spending and stimulus measures.

4 “We cannot predict the timing of any contemplated transactions, and there can be no assurances that we will identify suitable acquisition opportunities or, if we do identify such opportunities, that any transaction can be consummated on terms acceptable to us.” See page 24 of the 2021 Form 10-K.

5 “Our recent growth and our acquisition strategy have placed, and will continue to place, significant demands on our management’s time, which may divert their attention from our day-to-day business operations” and acquisition and integration activities can “divert the attention of our management and that of the acquired business.” See Page 24 of the 2021 Form 10-K.

* * *

We appreciate the opportunity to respond to your comments. If you have any questions or require additional information, we would appreciate the opportunity to discuss these matters with you. If you wish to contact us directly you can reach me at (949) 988-3500 ext. 10020 or Bill Wortmann of Gibson, Dunn & Crutcher LLP at (202) 887-3649.

Sincerely,

/s/ Allan Dicks

Allan Dicks
Chief Financial Officer

Cc:	Vijay Manthripragada, President and Chief Executive Office
Nasym Afsari, General Counsel and Secretary
Brian Lane, Gibson, Dunn& Crutcher LLP
Peter Wardle, Gibson, Dunn & Crutcher LLP
Lisa Clark, Deloitte & Touche LLP